Exhibit 99.1

WHEATON PRECIOUS METALS ANNOUNCES RETIREMENT OF BOARD CHAIR

VANCOUVER, BC, March 28, 2022 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that Mr. Doug Holtby intends to retire as both Chair and Non-Executive Director of the Board upon the completion of his term at the upcoming 2022 annual general and special meeting of shareholders scheduled for May 13, 2022 (the "AGM"). Mr. Holtby has been a director since 2006 and the Chair of Wheaton since 2009.

"On behalf of the Board and the management team at Wheaton, I would like to thank Doug for his dedication and guidance over the last 16 years," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "Under his leadership, Wheaton grew from a small, niche player in the silver industry to one of the largest and most profitable precious metals companies in the world. As Board Chair, his leadership kept us focussed on always improving the streaming model and moving forward in all aspects of the business."

"Doug leaves an amazing legacy at Wheaton. During his tenure, Wheaton underwent transformational growth and has positioned itself as both a leader and innovator in the precious metals and mining sector. I am honoured to succeed Mr. Holtby and look forward to working with the Board and management in continuing to deliver exceptional results to all of Wheaton's stakeholders," said George Brack, Chair Designate of Wheaton.

George Brack –  Chair Designate

The board intends to appoint Mr. George Brack as the Non-Executive Chair of the Board to be effective on the retirement of Mr. Holtby. Mr. Brack has been a director of Wheaton since 2009, and most recently served as the Chair of the Governance and Sustainability Committee. Mr. Brack's 35-year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital, and served as the Chair of the Board for Capstone Mining Corp. from 2011 to 2022 (where he is currently Lead Independent Director).

Jaimie Donovan – Nominee Director

A new director has been proposed for election to the Board every other year since 2016, reflective of the Board's commitment to Board renewal. Consistent with this approach, Ms. Jaimie Donovan is being proposed for election to the Board at the AGM. Ms. Donovan has over 20 years of mining industry experience, spanning roles in operations, technical services, capital allocation and corporate development.  She was the Head of Growth and Evaluations for Barrick Gold in North America until March 2019. Ms. Donovan has significant technical and operations experience working at mines in Australia and Canada for Barrick, Goldfields and Western Mining. Ms. Donovan holds Bachelor degrees in Mining Engineering (B.Eng. Honours) and Commerce (B.Com. Finance) from the University of Western Australia.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the AGM. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2020 on file with the U.S. Securities and Exchange Commission on EDGAR and Wheaton's management's discussion and analysis for the year ended December 31, 2021 available on SEDAR and on Form 6-K on file with the U.S. Securities and Exchange Commission on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that there will be no material adverse change in the market price of commodities, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic)  and that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010).

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/28/c0109.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 07:00e 28-MAR-22